Exhibit 99.1

Visionary Education Technology Holdings Group Inc. to Acquire 100% Equity Interest in

Griggs International Academy China Co. Ltd.

Markham, Canada, July 21, 2022 (GLOBE NEWSWIRE) -- Visionary Education Technology Holdings Group Inc. (the “Company”) (Nasdaq: VEDU), a private education provider located in Canada that offers high-quality education resources to students around the globe, today announced that the Company, through its wholly-owned subsidiary Visionary Education Services and Management Inc. has entered into a definitive Capital Increase and Share Expansion Agreement on July 14, 2022, with Griggs International Academy China Co. Ltd. (“Griggs China”) and its shareholders and a separate definitive Sale and Purchase Agreement on July 19, 2022 with shareholders of Griggs China, under which the Company will acquire a 100% equity interest in Griggs China. Griggs China is a private consulting and investment holding company in Hong Kong offering United States K-12 diploma programs and services of Griggs International Academy USA at four locations in China. This transaction aligns with the Company’s growth strategies of collaborating with other educational businesses and expanding course and degree offerings.

Pursuant to the Capital Increase and Share Expansion Agreement, Griggs China agrees to increase its capital by US$900,000 and to issue 9,000 shares to the Company, which will constitute a 90% of equity interest in Griggs China. Under the Sale and Purchase Agreement, the Company has agreed to acquire the remaining 10% equity interest in Griggs China from its shareholders for US$50,000. The transactions have been approved by the Company’s Board of Directors at special meetings held on July 6, 2022, and July 18, 2022. The closing of the Company’s purchase of 9,000 shares from Griggs China is subject to completion of the Company’s due diligence to the Company’s satisfaction, among other conditions, and is scheduled to occur on or before July 31, 2022. The closing of the purchase of shares from Griggs China’s shareholders is subject only to registration of the transfer of the shares in Hong Kong and payment of the purchase price and is currently expected to occur on or before August 31, 2022.

Mr. David Xu, Chief Executive Officer and Chief Operating Officer of the Company, commented, “We believe that the education market in the Asia Pacific region possesses enormous growth potential, especially for the China market. Through the investment in Griggs, we expect to extend our global footprint and expand our business to reach potential markets in the Asia Pacific, such as India and Indonesia. Leveraging our experience and expertise in education in the Canadian market and Griggs’s network and resources in China, we aim to benefit a total of 350 students of the four schools licensed by Griggs China. We are confident about the investment and collaboration with Griggs and hope that our strategic investment in Griggs will enable us to continue to seize the opportunities in the education industry and generate more values for our shareholders.”

About Griggs International Academy China Co. Ltd.

Griggs International Academy China Co. Ltd. is a private consulting and investment holding company offering Griggs International Academy USA K-12 diploma programs and services in China and all its subsidiaries, including Griggs (Guangzhou) International Education Consulting Com. Ltd. and its tangible and intangible assets.

About Visionary Education Technology Holdings Group Inc.

Visionary Education Technology Holdings Group Inc., headquartered in Markham, Canada, is a private education provider located in Canada that offers high-quality education resources to students around the globe. The Company aims to provide access to secondary, college, undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. As a fully integrated provider of educational programs and services in Canada, the Company has been serving and will continue to serve both Canadian and international students. For more information, visit the Company’s website at https://ir.visiongroupca.com.

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Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “would,” “continue,” “should,” “may,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Visionary Education Technology Holdings Group Inc.

Investor Relations Department
Email: ir@farvision.ca

Ascent Investors Relations LLC
Tina Xiao
President
Phone: +1 917-609-0333
Email: tina.xiao@ascent-ir.com

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